GREENE COUNTY BANCORP, INC.

2025 ANNUAL REPORT

WORKING TOGETHER





WINNING TOGETHER







Greene County Bancorp Inc.



Greene County Bancorp, Inc. (GCBC) is the parent company of the Bank of Greene County (BOGC) and its subsidiary, Greene County Commercial Bank. GCBC's consolidated assets as of June 30, 2025, were $3 billion.

The Bank of Greene County was founded in 1889 as The Building and Loan Association of Catskill. In 1974, the bank changed to a New York State-chartered mutual savings bank, under the name Greene County Savings Bank.

In 1998, the bank converted to the mutual holding company form of ownership, changing its name to The Bank of Greene County. A commercial bank subsidiary, Greene County Commercial Bank, was formed in June 2004.

The bank primarily serves the Hudson Valley and Capital Region of New York State through 18 branches (19 as of October 2025) and 6 offices. As part of its mission, the bank strives to invest in and empower individuals, families, stockholders and organizations to achieve financial success through exceptional personalized service and local decision making. As a trusted, sound, independent financial institution we are committed to the prosperity of the communities we serve.

FIVE-YEAR FINANCIAL HIGHLIGHTS

At or for the Years Ended June 30,

(In thousands)	2025	2024	2023	2022	2021
Total assets	$3,040,609	$2,825,788	$2,698,283	$2,571,740	$2,200,335
Loans receivable, net	1,607,260	1,480,229	1,387,654	1,229,355	1,085,947
Securities available-for-sale	356,062	350,001	281,133	408,062	390,890
Securities held-to-maturity	776,147	690,354	726,363	761,852	496,914
Equity securities	402	328	306	273	307
Deposits	2,639,835	2,389,222	2,437,161	2,212,604	2,005,108
Shareholders' equity	238,837	206,000	183,283	157,714	149,584
Net interest income	60,121	50,979	61,218	58,005	53,145
Provision for credit losses	1,316	766	(1,071)	3,278	3,974
Total noninterest income	15,233	13,908	12,146	12,137	9,667
Total noninterest expense	39,372	37,302	38,608	33,959	31,223
Provision for income taxes	3,528	2,050	5,042	4,919	3,673
Net income	31,138	24,769	30,785	27,986	23,942

KEY PERFORMANCE TRENDS



NET INCOME
(dollars in thousands)



TOTAL ASSETS
(dollars in thousands)



BASIC EARNINGS PER SHARE



NET LOANS
(dollars in thousands)

> "Community banks play a vital role in the functioning of the U.S. financial system and the broader economy..."
>
> — *Federal Deposit Insurance Corporation*



WORKING TOGETHER.
WINNING TOGETHER.

Fellow Shareholders,

I'm happy to report that your company posted record-high earnings in fiscal 2025 for the 16th time in 17 years. Greene County Bancorp, Inc. reported net income of $31.1 million for the year ended June 30, 2025, compared to $24.8 million for the fiscal year ended June 30, 2024.

President and CEO Don Gibson visits the site of the bank's new Clifton Park branch during renovations.

We also ended fiscal 2025 with record highs in total assets ($3 billion) and net loans ($1.6 billion).

So, was 2025 a bounce-back year, after 2024 fell short of record-high earnings? Not necessarily. Even though 2024 snapped a string of 15 consecutive record years, it was still our third-most profitable year ever, despite historically unfavorable market conditions.

I would say *both* years reflected our company's resiliency, its sound business strategies and the exceptional efforts of our team. The only difference between the two years was a dramatically inverted yield curve that challenged all financial institutions.

We know that if we act solely in the best interests of our bank, we cannot sustain success. Our customers need to win as well.
Working together, we win together.

- When we provide grants to senior citizens for emergency home repairs, *we all win.*
- When we help families purchase their first home and put down local roots, *we all win.*
- When we offer small businesses low-interest loans to help revive our Main Streets, *we all win.*
- When we help larger corporations relocate to our area and bring jobs with them, *we all win.*
- When we provide grants to local nonprofits that help enrich our lives, *we all win.*
- And, finally, when we bring our brand of banking to new communities, *we all win.*

You'll find examples of these mutually beneficial relationships later in this report. But the common thread is this: We design products, pricing and service standards that enable our customers to win, and our bank to earn a fair profit. This approach has led to sustained, record-level success for nearly two decades.

BOARD CHANGES

I'm pleased to welcome Chris Cannucciari to our Board of Directors. Chris is a partner at Lutz, Selig & Zeronda, CPAs, LLP. He's a Certified Public Accountant and Accredited in Business Valuation and has been a member of our Advisory Board since 2013.

Mr. Cannucciari succeeds Stephen Nelson, who announced his intention to retire from the Board of Directors earlier this fiscal year. Steve joined the board in 2021 after retiring as the bank's Chief Lending Officer in 2020.

We will also bid farewell to board member David Jenkins at our annual meeting in November. David, who served admirably on the Board of Directors for 29 years, has reached the mandatory retirement age. We thank him for his service and wish him all the best!

EXPANDING NORTHWARD

With renovations well underway, we will be opening a new branch on Route 146 in Clifton Park by the end of October 2025. The branch—our 19th overall—will be our first in Saratoga County, bolstering the bank's presence in the Capital Region and giving us easier access to some of the area's largest growth markets. Read more about our plans for Clifton Park later in this report.



Don Gibson, President and CEO, and Mike Danforth, Vice President and Director of Capital Region Lending, review the progress of renovations at the bank's new Clifton Park branch, set to open in October 2025.

STAYING THE COURSE, TOGETHER

We need to continue our steady growth, which will likely involve adding offices to our north and south along the Hudson River. We need to be large enough to keep up with government mandates and new technologies. But we don't need to change who we are…

A bank whose structure and financial strength safeguards its independence. A bank that has never closed a branch. A bank that in 136 years has never had a layoff. A bank that in 21 years has never lost a municipal customer. A bank that has grown 100% organically, without any mergers or acquisitions. Finally, a bank that puts its

customers, communities, employees and shareholders first. So we all win!

I can recall a time, not so long ago, when locally based community banks were commonplace. Now there are only about half a dozen. One day, we may be the only locally run bank left standing. Wouldn't that be something?

Take care,

Donald E. Gibson
President & Chief Executive Officer

PS: Our Annual Shareholder Meeting and Brunch will be held at 10am on Saturday, November 1, 2025, at Columbia-Greene Community College in Hudson, NY. It's a great opportunity to learn more about our results and participate in our planning process.



NORTHERN EXPOSURE

BANK OPENING FIRST SARATOGA COUNTY BRANCH

CLIFTON PARK – Bank of Greene County will expand its presence in the Capital Region when it opens a new branch in Clifton Park—its first ever in Saratoga County and 19th overall. The completely renovated branch at 1208 Route 146 is expected to open for business in October 2025.

Mike Danforth, Vice President and Director of Capital Region Lending, with Don Gibson, President and CEO, at the new Clifton Park branch under construction in preparation for a Fall 2025 opening.

The bank began its push into the Capital Region when it opened a branch in Albany on Wolf Road in 2020, followed by a branch in East Greenbush and a business banking center in Colonie.

President and CEO Don Gibson sees a lot of potential for growth in what will be the bank's northern-most office. "We've been very successful up here," he said. "In a little under five years, Wolf Road has become our best-producing branch and our Colonie business banking center helped us become the region's number one commercial lender in 2024."

The Albany Business Review ranked Bank of Greene County the Capital Region's top commercial mortgage lender for 2024 with $183.4 million in loan volume.

Early on, the bank focused mostly on Greene and Columbia counties in the Hudson Valley. Over the last decade, the bank began expanding its primary market area south into Ulster County and north into Albany and Rensselaer counties. "There's a higher density of consumers and businesses to our north and south," said Gibson. "There are also more banks, but we know we can compete effectively."

"The success of our business banking center in Colonie, which has been open just a little over a year, certainly shows we can be a force in the Capital Region," said Mike Danforth, Vice President and Director of Capital Region Lending. "We see the most growth potential coming out of Albany County and soon from Saratoga and Schenectady counties."

The 2,400-square-foot branch, located just 2.5 miles west of I-87 on one of Clifton Park's busiest thoroughfares, will feature ample parking and convenient drive-through access. It will also serve as a gateway to Schenectady.

"This location presents us with the opportunity to work with a wide range of small businesses on the commercial side—loans starting at $50,000 and up," said Danforth. "On the retail side, with so many new families and individuals moving into the area from all over the world to work at the chip-fab plant in Malta, the opportunities are almost unlimited."

> **"When they [customers] see us expanding our commitment to the Capital Region, they'll know we're in it for the long haul."**

Danforth is also optimistic about winning municipal business in Saratoga County, building on the success the bank has had in other markets. "There are many school districts and town governments in the county that could benefit from our cash management and municipal lending expertise."

Danforth thinks the branch will help expose local residents and businesses to the bank's community-minded brand. "When they see us expanding our commitment to the Capital Region, they'll know we're in it for the long haul."

And how will the bank's Greene County roots play in Saratoga County? "I think in this internet-connected world, people know that a name or physical location is not the end-all or be-all of everything banks can do for you," said Danforth. "With the right services, the right personnel and the right pricing, it really doesn't matter."

"Money is still kind of a personal thing," said Gibson. "Even though large customers up here will rarely—if ever—visit a branch, knowing there's one nearby gives them peace of mind and gives us more credibility."



IN THE BAG

ENTREPRENEUR AND BOGC BRING BIG BUSINESS UPSTATE

From left: Allen Austin, Director of Corporate Cash Management, Private Banking & Administration at the bank, with Poly Craft CEO Ezra Lebowitz, COO Darren Klein and Justin Goldman, Vice President of Commercial Lending and Business Development.



For Poly Craft CEO Ezra Lebowitz and Bank of Greene County, the deal was always in the bag. Well, bags. Millions of them. Bags and wrappers that hold everything from pillows to potato chips.

Lebowitz started out as an employee at another poly bag manufacturer on Long Island and found himself getting involved in almost every aspect of the flexible packaging business. Poly Craft Industries was a friendly competitor. In 2015, Lebowitz convinced the owner to take him on as a working partner with a slow buyout.

"At the time we had about 30 employees and $8 million in revenue," said Lebowitz, "and the rest is history. The story is still in the making."

That story included growing Poly Craft to about 100 employees with projected annual revenue approaching $40 million for 2025.

It also involved searching for a new home to accommodate the company's growth.

Finding a building that met his space and power requirements in a community that was receptive to bringing in a manufacturing business proved to be difficult. After looking for affordable options on Long Island and in New Jersey, Lebowitz set his sights on upstate New York.

"When we met with the mayor of Middletown and officials from Orange County, they really wanted us to come," he said. "Plus, we knew there was a good workforce available in the surrounding area."

So, in 2022 Lebowitz decided to make the




POLY CRAFT
INDUSTRIES
CORE VALUES
Take Pride
Step in to Support
Make it Happen
Discover What's Possible
Raise the Bar
Siéntete Orgulloso
Intervén Para Apoyar

move from Hauppauge to Middletown. Plans were set in motion to build an 80,000-square-foot manufacturing facility next to an existing 30,000-square-foot office building with additional land available for future expansion. The property was situated in an industrial park with ample infrastructure, well away from any residential neighborhoods.

Poly Craft broke ground on the new facility in September 2023. Today, the new plant is all but completed and some manufacturing has been relocated with the rest to come, including a new printing press.

The land purchase, new construction, additional equipment and moving expenses will end up costing upwards of $25 million. Bank of Greene County believed in the vision and was willing to take on the financing for the entire package, according to Justin Goldman, Vice President of Commercial Lending and Business Development. A friend of Goldman's had referred Lebowitz to the bank.

"We started out with a loan for the original building purchase and structured it so they could add on when the construction began," said Goldman. "The bank is financing about $23 million including the build-out and a line of credit."

"From the beginning, when we started the relationship, Justin has been on top of the project every step of the way," said Lebowitz. "I was concerned about changing banks, but the switchover was smooth, including the day-to-day banking. It was the best decision ever."

Bank of Greene County was able to sell Poly Craft on taking over its banking and cash management needs as well as the financing, said Allen Austin, Director of Corporate Cash Management, Private Banking and Administration.

"They use the full suite of products that we have available: ACH, wire transfers, positive pay, reconciliation products," said Austin. "When we did the analysis, we were able to add quite a bit of value to the bottom line."

"From a daily operational perspective, from a finance requirement perspective, they're giving us the products and services that we need," said Poly Craft COO Darren Klein.

"And they're relatively reasonable with their covenants. So it's a good combination."

Management expects the move to be completed by the end of October 2025. "We're waiting on some permits and there are a lot of moving parts with relocating the presses," said Lebowitz, "but we hope to be done by October. Maybe that's my optimism talking."

When the new, more efficient plant is fully operational, Lebowitz expects it will employ 125 people and generate $60 million a year in revenue, providing a boost to the Middletown economy.

Poly Craft prints and converts flexible packaging for baked goods, salty snacks, candies, meats, dairy products and other food items. Its bags, pouches and roll stock are also used to package lawn and garden products, beauty and personal care items, pet foods and consumer goods like textiles and pillows.

"I don't want to be Mom and Pop, and I don't want to be all corporate," said Lebowitz, "I want to do both. Because once we lose the personal touch, where we can pick up the phone and make a decision, it becomes a problem."

In that way, Poly Craft is a lot like Bank of Greene County, observed Goldman and Austin: large enough to do big deals, small enough to offer all customers the service they deserve. "The high-touch relationships, the organic growth, the ability to treat large and small customers well…we kind of share the same niche," said Goldman. "They're a good fit for us."



Poly Craft prints and converts flexible packaging for baked goods, salty snacks, candies, meats, dairy products and other food items. Its bags, pouches and roll stock are also used to package lawn and garden products, beauty and personal care items, pet foods and consumer goods like textiles and pillows.

Facing page, above left: Roll stock for textiles is fed through production equipment; Facing page, above right: Poly Craft employee uniforms highlight the company's core values for daily inspiration.



No Weeping at this Willow

BOGC HELPS RESTAURANTEURS CREATE HAPPY HANGOUT

EARLTON – Two couples, both veterans of the local restaurant scene, were having trouble finding a cool place where they could hang out together. So they built one.

Kate and Joe Konopka have owned Reds Restaurant in Coxsackie since 1999. Lisa and Joe Salvino are the proprietors of Pomodoro's Italian Eatery in Catskill, Paul's Pizza in Coxsackie and Track 32 in Feura Bush. They all live in Earlton and have enjoyed a long friendship.

From left to right: Gray Willow co-owners Joe and Lisa Salvino and Joe and Kate Konopka with Joe Rothrock, Assistant Vice President, Fire and EMS Financing at the bank.

The couples were looking for a fun destination where they could spend time together, but nothing in the area quite fit the bill. So, when Brennan's Inn and its five-acre parcel on NY-81 in Earlton went up for sale, temptation (and alcohol, says Joe K.) got the best of them.

"It had kind of become run down," said Joe K. "We thought it might be fun and interesting to make it look a little nicer. Turn it into something the community could enjoy.

"Plus, it's right in our backyard," he added, "and it would keep us busy. Because we don't have enough to do."

"We had this vision for an ideal place where we'd all want to hang out and make memories together," said Kate. What they eventually came up with was Gray Willow, which opened in November 2024 after two years of construction.

The completely renovated restaurant/brewpub features rustic and modern vibes; comfortable, contemporary furnishings; hip lighting; an ever-evolving selection of craft beers; and semi-fine dining based on an elevated pub menu. There's also an outdoor seating area and event space where bands and other entertainers perform. Gray Willow employs about 25 locals.

The purchase of the five-acre plot and existing building came to about $200,000. The construction and renovation added $1.2 million, bringing the total project cost to about $1.4 million, according to the owners.

Bank of Greene County provided $1.2 million in financing: $300,000 in home equity loans to each couple and a $585,000 loan to the business, according to Joe Rothrock, Assistant Vice President, Fire and EMS Financing.



Comfortable nooks for conversation, unique lighting and a modern rustic vibe contribute to Gray Willow's signature look and feel.

In terms of sharing the workload, Joe K. primarily serves as the chef, Kate manages the business, and Joe S. and Lisa oversee the brewing. That said, the four friends chip in wherever and whenever they're needed.

Both couples had formed relationships with Bank of Greene County in the early 2000s. Experience told them the bank would be the best choice for this project.

"First and foremost, they are a true community bank in that they make things happen based on the needs of their clients," said Kate. "They don't just say our rates are 'this' and that's the way it's going to be no matter what you come and tell us.

"They figure out a way to make a project work for their clients. They do the right thing all the time and they care about the





community," said Kate. "It's really hard to find people who will answer their phone on the weekend or reply to an email when you're stressing out."

"Once the business owners have a plan, it's up to the bank to come up with the best options for executing that plan," said Rothrock. "An individual may not think about putting up their home as collateral to fund their contribution, but those rates are lower than regular business loan rates. It's up to the bank to put the puzzle together."

"Even the way they structured the business loan, with the construction and timing of the payments. They weren't just looking to make money off us, they were trying to satisfy our needs, and I truly believe that," said Kate.

Above left: Aerial view of Gray Willow at dusk. Above right: Gray Willow's signature brews are masterfully developed here in their on-site brewery.

When asked about the restaurant name, all the owners drew blanks. Kate said the group brainstormed hundreds of names for months until time was up and Joe K. blurted out "Gray Willow" for no particular reason.

"Yeah, it doesn't mean anything," said Joe S. "It's just two words that sound good together."

"Well, there are Willow trees on the property," added Joe K.

Problem solved. Give that man a craft beer.



how pipers crossed paths

BANKING, CHARITABLE GIVING & PASSION CONVERGE

CAIRO – David Jenkins and John Gallagher were both born and raised in Catskill, but they went to different high schools and their paths never really crossed. Until they did…many years later.

John Gallagher (left), owner of Gallagher's Banquet Hall, and David Jenkins, member of the Board of Directors of Greene County Bancorp, Inc., are both also members of the Pipes and Drums of Greene.

DAVID JENKINS TO RETIRE FROM BOARD OF DIRECTORS



David Jenkins, 29-year member of the Board of Directors.

Having reached the mandatory retirement age, David Jenkins will retire from the Board of Directors at the November 2025 annual meeting. The former owner of Catskill Animal Hospital served on the board for 29 years.

"I'm proud to have represented the bank all of these years," said Jenkins. "My one piece of parting advice would be to keep the Mutual Holding Company. Without it, the bank probably wouldn't exist today."

Dr. Jenkins graduated from Cornell University Veterinary College and went on to own the Catskill Animal Hospital. He was recruited to serve on the Board of Directors in 1996. Meanwhile, Gallagher earned his accounting degree and after holding various accounting jobs, he eventually became Finance Manager at Columbia-Memorial Hospital.

It was the love of piping that brought the two men together about 14 years ago. Jenkins had grown fond of pipe music as a child and always wanted to learn to play. After selling the animal hospital, Jenkins figured he'd have time to pursue that passion. He saw an ad for the Pipes and Drums of Greene ensemble, headed by Gallagher, and reached out to sign up for lessons. Gallagher taught him and he eventually joined the band.

Gallagher, on the other hand, viewed retirement as an opportunity to pursue *his* passion: construction work. In 1999, he had purchased an historic building on Cairo's Main Street that once housed an auto parts store. The former owner had allowed the place to deteriorate.

"I wanted to restore it to its original glory," said Gallagher. And he did. Doing most of the work himself, he created Gallagher's Banquet House.



The historic building that houses Gallagher's Banquet Hall on Main Street in Cairo.

"I have weddings here, funerals, birthday parties. We also host weekly events like Zumba classes and AA meetings.

"I'm very community-minded," said Gallagher. "We're lucky if we break even. I do it for the community."

Turns out a local bank was community-minded as well. Bank of Greene County set up a special low-interest loan fund to help revive Cairo's Main Street about two years ago.



The ensemble in front of the Donegal House during a 2017 appearance at the East Durham Irish Festival.

Gallagher was able to refinance the $90,000 he still owed on the restoration at a lower rate.

"It's funny how we connected in different ways," said Jenkins. "Through the band, through the bank and now through our charitable foundation."

Jenkins helped Pipes and Drums of Greene apply for grants from the bank's charitable foundation. The group has received $500 grants each of the last few years.

The bank's charitable foundation awarded $550,000 to hundreds of nonprofit groups in fiscal 2025, a new record. The foundation replenishes its funds largely through investments in Greene County Bancorp, Inc. stock.

Pipes & Drums of Greene was formed 20 years ago and comprises about 16 active members. The group plays at parades, banquets, fundraisers, funerals and other events. They're paid for most performances; for worthy causes, they play for free. The revenue and grants are used to buy musical equipment and to reimburse band members for travel expenses.

NEVER HOME ALONE

BANK PROGRAMS HELP PEOPLE BUY AND STAY IN HOMES

CAIRO — Mother and daughter Joan and Susanne Lamotte have lived in their home on Old Lake Mills Road for 15 years. But their ability to stay there was jeopardized one weekend when an oil tank ruptured, contaminating their basement with fuel.

Fortunately, the Lamotte's contractor was aware of an emergency home repairs program funded by Bank of Greene County and administered by the Catskill Mountain Housing Authority (CMH). They applied for and quickly received a $5,000 grant that covered the entire cost of replacing the tank, removing contaminated soil and pouring a new concrete floor.

"I was surprised and relieved at the same time," said Susanne. "Otherwise, I don't know what we would have done."

"We've been designating funds annually for emergency repairs," said Trish Lamb, Director of Residential and Consumer Lending for the bank. "Because problems like this need to be fixed immediately. Otherwise, they could be asked to leave their home."

"What's really nice about this program is you don't have to fill out an application and do all the paperwork up front," said Molly Whitbeck, Executive Director of CMH. "We can move fast."

This is the second year CMH has received $20,000 from the Bank of Greene County Charitable Foundation to fund the program. The bank has similar arrangements with other housing authorities in the markets it serves.

Bank of Greene County has made it their mission



Clockwise from left: Trish Lamb, Director of Residential and Consumer Lending for the bank, Armando "Al" Creazzo and Molly Whitbeck of Catskill Mountain Housing with homeowners Susanne and Joan Lamotte.

to help people with limited resources purchase their first home or live safely in an existing one, according to Lamb. "We see home ownership as fundamental to building and maintaining strong communities."

The bank also enhanced its First-Time Homebuyer Program in 2025, adding a $1,000 credit toward closing costs, waiving origination fees, increasing flexibility and providing $50,000 in grant money to CMH for first-time homebuyers.

2025 HIGHLIGHTS

**ORIGINATED OVER
$1.4 MILLION IN
FIRST-TIME HOME BUYER LOANS**

**DISTRIBUTED $95,500
IN FIRST-TIME HOME BUYER GRANTS**

**NEARLY $20,000 IN
CLOSING COST REDUCTIONS**

BOARDS, FINANCIALS AND LEADERSHIP TEAM

BOARD OF DIRECTORS

Greene County Bancorp, Inc.,
Bank of Greene County
and Greene County Commercial Bank

Jay Cahalan
Chairman of the Board
Retired President & Chief Executive Officer,
Columbia Memorial Health

Christopher Cannucciari, CPA
Partner at Lutz, Selig, and Zeronda, CPAs, LLP

Donald Gibson
President & Chief Executive Officer,
Greene County Bancorp, Inc.

Tejraj Hada
Former Owner of RSVT Holdings, LLC
and Fresh Treats Holdings, LLC

Peter Hogan, CPA
Shareholder, Karp, Ackerman,
Small & Hogan, CPAs, PC

David Jenkins, DVM
Former Owner, Catskill Animal Hospital

Michelle Plummer, CPA, CGMA
Retired Senior Executive Vice President,
Chief Operating Officer & Chief Financial Officer,
Greene County Bancorp, Inc.

Charles H. Schaefer, Esq.
Founding Partner, Deily and Schaefer

ADVISORY BOARD OF DIRECTORS

Bank of Greene County

Kishor Bagul
CEO for Cloud & Things

John Brust
Principal & Owner, Delaware Engineering, D.P.C.

Bradley Cummings, CPA, CVA
Managing Director, UHY Advisors

Kendra Hart
President, Martin Electric

Pamela Hassett
Principal Member, PSH Management
Consulting Services, LLC

Daniel Leader
Owner, Founder and Board Chair, Bread Alone

Seth Rosenblum
Operations Lead, Asset Manager, and
Principal Broker, The Rosenblum Companies

Renee Walrath
President, CEO, and Executive Recruiter
at Walrath Recruiting

Marie Zimmerman, CPA
Managing Partner at KPMG Albany

DIRECTORS EMERITUS

Dennis O'Grady
Pharmacist, Former Owner, Mikhitarian Pharmacy

Paul Slutzky
Retired Chairman of the Board and Former
Co-owner, Hunter Mountain Ski Bowl, Inc.

Martin Smith
Retired Chairman of the Board and Retired Consultant
to Main Bros. Oil Company, Inc. and Former Owner,
R.E. Smith Fuel Company

J. Bruce Whittaker
Retired President & Chief Executive Officer,
Greene County Bancorp, Inc.

GREENE COUNTY BANCORP, INC.
Consolidated Statements of Financial Condition

	June 30,	
(In thousands, except share and per share amounts)	2025	2024
ASSETS		
Cash and due from banks	$ 12,788	$ 13,897
Interest-bearing deposits	170,290	176,498
Total cash and cash equivalents	183,078	190,395
Long-term certificates of deposit	1,425	2,831
Securities available-for-sale, at fair value	356,062	350,001
Securities held-to-maturity, at amortized cost		
net of allowance for credit losses of $548 at June 30, 2025 and $483 at June 30, 2024	776,147	690,354
Equity securities, at fair value	402	328
Federal Home Loan Bank stock, at cost	5,504	7,296
Loans receivable	1,627,406	1,499,473
Allowance for credit losses on loans	(20,146)	(19,244)
Net loans receivable	1,607,260	1,480,229
Premises and equipment, net	15,232	15,606
Bank-owned life insurance	59,795	57,249
Accrued interest receivable	16,381	14,269
Prepaid expenses and other assets	19,323	17,230
Total assets	$3,040,609	$2,825,788
LIABILITIES AND SHAREHOLDERS' EQUITY		
Noninterest-bearing deposits	$ 110,163	$ 125,442
Interest-bearing deposits	2,529,672	2,263,780
Total deposits	2,639,835	2,389,222
Borrowings, short-term	74,000	115,300
Borrowings, long-term	4,189	34,156
Subordinated notes payable, net	49,867	49,681
Accrued expenses and other liabilities	33,881	31,429
Total liabilities	2,801,772	2,619,788
SHAREHOLDERS' EQUITY		
Preferred stock, Authorized — 1,000,000 shares; Issued — None	—	—
Common stock, par value $.10 per share;		
Authorized — 36,000,000 shares; Issued — 17,222,680		
Outstanding — 17,026,828 shares at June 30, 2025 and June 30, 2024	1,722	1,722
Additional paid-in capital	10,156	10,156
Retained earnings	241,403	214,740
Accumulated other comprehensive loss	(13,536)	(19,710)
Treasury stock, at cost 195,852 shares at June 30, 2025 and June 30, 2024	(908)	(908)
Total shareholders' equity	238,837	206,000
Total liabilities and shareholders' equity	$3,040,609	$2,825,788

See notes to consolidated financial statements

GREENE COUNTY BANCORP, INC.
Consolidated Statements of Income

	Years Ended June 30,	
(In thousands, except share and per share amounts)	2025	2024
INTEREST INCOME:		
Loans	**$79,979**	$71,540
Investment securities — tax exempt	**19,648**	17,594
Investment securities — taxable	**14,574**	10,507
Interest-bearing deposits and federal funds sold	**3,504**	4,023
Total interest income	**117,705**	103,664
INTEREST EXPENSE:		
Interest on deposits	**55,058**	49,714
Interest on borrowings	**2,526**	2,971
Total interest expense	**57,584**	52,685
Net interest income	**60,121**	50,979
Provision for credit losses	**1,316**	766
Net interest income after provision for credit losses	**58,805**	50,213
NONINTEREST INCOME:		
Service charges on deposit accounts	**4,874**	4,640
Debit card fees	**4,382**	4,438
Investment services	**1,088**	1,157
E-commerce fees	**110**	116
Bank-owned life insurance	**2,545**	2,183
Loss on sale of securities available-for-sale	**(665)**	—
Other operating income	**2,899**	1,374
Total noninterest income	**15,233**	13,908
NONINTEREST EXPENSE:		
Salaries and employee benefits	**24,415**	23,836
Occupancy expense	**2,629**	2,446
Equipment and furniture expense	**791**	710
Service and data processing fees	**2,931**	2,386
Computer software, supplies and support	**1,631**	1,577
Advertising and promotion	**486**	445
FDIC insurance premiums	**1,373**	1,289
Legal and professional fees	**1,353**	1,516
Other	**3,763**	3,097
Total noninterest expense	**39,372**	37,302
Income before provision for income taxes	**34,666**	26,819
Provision for income taxes	**3,528**	2,050
Net income	**$31,138**	$24,769
Basic earnings per share	**$ 1.83**	$ 1.45
Basic average shares outstanding	**17,026,828**	17,026,828
Diluted earnings per share	**$ 1.83**	$ 1.45
Diluted average shares outstanding	**17,026,828**	17,026,828
Dividends per share	**$ 0.36**	$ 0.32

See notes to consolidated financial statements

Leadership Team

EXECUTIVE OFFICERS

Donald Gibson
President & Chief Executive Officer

John Antalek
Executive Vice President,
Chief Lending Officer

Nick Barzee
Senior Vice President,
Chief Financial Officer

Scott Houghtaling
Senior Vice President, Chief Credit
& Banking Officer

Tim Penk
Senior Vice President,
Chief Administrative Officer

BRANCH ADMINISTRATION

Harjit Earnest
Vice President, Director
of Retail Branch Network

Christa Bush
Regional Branch Officer

Betsy Braley
Regional Branch Officer

Scott Reynolds
Regional Branch Manager

Kristen Schiffer
Regional Branch Manager

BRANCH MANAGERS

Lily Dayter
Zachary Dernison
Matthew Ellis
Sharon Haher
Heather Hart
Perry Jimenez
Karishma Khunger
Allen Krom
Lisa Messina
Victoria Revene
Catherine Wade

CUSTOMER SERVICE

Susan Wren
Vice President of e-Services
and Customer Relations

FINANCE

Alicia Moir
Vice President and Controller

John Dudek
Assistant Vice President
and Assistant Controller

Allison Eldred
Investment Portfolio Officer

HUMAN RESOURCES

Megan Zahn
Assistant Vice President,
Director of Human Resources

Kathryn Nelson
Human Resources Officer

INFORMATION TECHNOLOGY

Sumeet Murarka
Vice President and
Chief Information Officer

Frank Archambeault
Vice President, Director of
Information Systems

Gregory Spampinato
Vice President and
Information Security Officer

Margaret Tobiassen
Vice President and IT
Application Support Officer

LENDING

Mike Danforth
Vice President and Director
of Capital Region Lending

Sean DuBois
Vice President, Southern Region
Executive and Commercial Lender

Trish Lamb
Vice President and Director of
Residential and Consumer Lending

Robert Agostinoni
Vice President of Corporate Lending

Brian Stickles
Vice President of Corporate Lending

Justin Goldman
Vice President of Commercial Lending
and Business Development

Cheryl Antalek
Assistant Vice President, Portfolio
Management and Asset Recovery

Jennifer Beers
Assistant Vice President, Commercial
Loan Administrator and CRA Officer

Alan Breindel
Director of Special Assets,
Commercial Lending

Joseph Rothrock
Assistant Vice President,
Fire & EMS Financing

Sheila Leccese
Assistant Vice President, Lending
Compliance and Loan Servicing Officer

Scott Lanzarone
Senior Credit Manager and Officer

Michael Stanley
Credit Manager and Officer

Cheryl Rothkranz
Credit Officer

Amy Ferraro
Business Development Officer

Joseph Bailey
Commercial Lending and Business
Development Officer

Alyson Kozlowski
Loan Servicing Manager

Jackie Stiffler
Residential and Consumer
Lending Manager

MARKETING

Susan Timan
Vice President, Marketing Director
and Corporate Secretary

MUNICIPAL BANKING

Donald MacCormack
Vice President and Director of
Municipal Banking

Jonathan Halligan
Assistant Vice President,
Municipal Banking

Robert Gibson
Senior Advisor, Municipal
Banking Officer

OPERATIONAL SUPPORT, COMPLIANCE, AND FACILITIES

Cynthia DuPilka
Vice President of BSA, Compliance
and Operational Support

Nicholas Frantjeskos
Assistant Vice President of BSA
and Operational Support

Dan Lamarre
Facilities Director and Security Officer

OPERATIONS

Kay Scarselli
Vice President of Operations

Debra Guilzon
Operations Officer

WEALTH MANAGEMENT

Corporate Cash Management & Private Banking

Allen Austin
Vice President, Director of Corporate Cash Management, Private Banking and Administration

Amy Conte
Corporate Cash Management Officer

Keith DeMichele
Corporate Cash Management Specialist

Maureen Clarke
Private Banking Officer

Investment Services

Timothy Bartholomew
Vice President and Director of Investment Services

John Heitzman
Investment Officer

Claudio Mastroianni
Investment Services Representative

Sandra G. Bocchimuzzo
Investment Services Representative

Shyanna Curless
Associate Investment Services Representative

SHAREHOLDER INFORMATION

Annual Shareholder Meeting and Brunch
10:00 a.m., November 1, 2025
Columbia-Greene Community College
4400 Route 23, Hudson, NY 12534

Stock Listing
The NASDAQ Capital Market under the symbol GCBC

Special Counsel
Luse Gorman, PC
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

Independent Auditors
Bonadio & Co. LLP
117 Sully's Trail
Pittsford, NY 14534

Stock Transfer Agent and Registrar
Shareholders needing to report a change of name or address, as well as request information about shareholder's records, lost or stolen certificates, dividend checks, dividend direct deposit, and dividend reinvestment plan should contact:

Computershare Investor Services
P.O. Box 505000
Louisville, KY 40233-5000
(888) 294-8217

Investor Centre™ Portal:
www.computershare.com/investor

Requests for transfers of shares should be directed to the address above.

Annual Report on Form 10-K
A copy of Greene County Bancorp, Inc.'s Form 10-K for the fiscal year ended June 30, 2025, will be furnished without charge to shareholders upon written request to:

Secretary
Greene County Bancorp, Inc.
302 Main Street
P.O. Box 470
Catskill, New York 12414

Banking Offices

ALBANY
103 Wolf Road
Albany, NY 12205

CAIRO
230 Matthew Simons Road
Cairo, NY 12413

CATSKILL
Main Branch &
Municipal Banking Center
425 Main Street
Catskill, NY 12414

CATSKILL COMMONS
100 Catskill Commons
Catskill, NY 12414

CHATHAM
2631 Route 66
Ghent, NY 12075

CLIFTON PARK
1208 Route 146
Clifton Park, NY 12065
(October 2025)

COPAKE
179 County Route 7A
Copake, NY 12516

COXSACKIE
2 Technology Drive
Coxsackie, NY 12051

EAST GREENBUSH
602 Columbia Turnpike
East Greenbush, NY 12061

GERMANTOWN
4266 State Route 9G
Germantown, NY 12526

GREENPORT
160 Fairview Avenue
Hudson, NY 12534

GREENVILLE
4 Garland Lane
Greenville, NY 12083

HUDSON
Proprietor's Hall
21 North 7th Street
Hudson, NY 12534

KINDERHOOK-VALATIE
2827 U.S. 9
Valatie, NY 12184

KINGSTON
2 Miron Lane
Kingston, NY 12401

RAVENA-COEYMANS
2494 U.S. Route 9W
Ravena, NY 12143

TANNERSVILLE
6176 Main Street
Tannersville, NY 12485

WESTERLO
593 Route 143
Westerlo, NY 12193

WOODSTOCK
81 Mill Hill Road
Woodstock, NY 12498

ADMINISTRATIVE CENTER
302 Main Street
Catskill, NY 12414

CAPITAL REGION
BANKING CENTER
3 Winners Circle, Suite 304
Albany, NY 12205

CUSTOMER SERVICE CENTER
491 Main Street
Catskill, NY 12414

LENDING CENTER
341 Main Street
Catskill, NY 12414

OPERATIONS CENTER
288 Main Street
Catskill, NY 12414

WEALTH
MANAGEMENT CENTER
345 Main Street
Catskill, NY 12414



Greene County Bancorp Inc.

Mailing Address: P.O. Box 470 | Catskill, New York 12414

518-943-2600 | www.tbogc.com